Exhibit 99.1

Homeinns Hotel Group Reports Third Quarter 2015 Financial Results

2,787 Hotels in Operation in 346 Cities across China

Shanghai, November 9, 2015 – Homeinns Hotel Group (NASDAQ: HMIN) (“Homeinns” or “the Company”), a leading economy hotel chain in China, today announced its unaudited financial results for the third quarter ended September 30, 2015.

Third Quarter 2015 Highlights

•	Total revenues decreased 1.1% year over year to RMB 1,855.9 million (US$292.0 million) for the third quarter of 2015, within the previously provided guidance range of RMB 1,830 million to RMB 1,860 million.
•	Net income attributable to ordinary shareholders was RMB 145.6 million (US$22.9 million) for the third quarter of 2015, compared with RMB 245.5 million for the third quarter of 2014. Adjusted net income attributable to ordinary shareholders (non-GAAP) decreased 8.4% year over year to RMB 205.5 million (US$32.3 million) for the third quarter of 2015.
•	EBITDA (non-GAAP) decreased 20.4% year over year to RMB 429.0 million (US$67.5 million) for the third quarter of 2015. Adjusted EBITDA (non-GAAP) decreased 5.5% year over year to RMB 488.9 million (US$76.9 million) for the third quarter of 2015.
•	Net operating cash inflow increased 15.4% year over year to RMB 549.7 million (US$86.5 million) for the third quarter of 2015.
•	As of September 30, 2015, Homeinns operated 2,787 hotels across 346 cities in China, with a net addition of 37 hotels during the third quarter of 2015.

Mr. David Sun, the Company’s chief executive officer, stated, “During the third quarter we experienced an encouraging continued sequential improvement in our business performance with a narrowed like-for-like RevPAR decline, despite sustained macroeconomic challenges. Our revenue growth and RevPAR remained under pressure given the generally soft external conditions. However, we are not seeing any signs of worsening in the domestic travel industry and expect the situation to remain stable for the rest of the year. It is important to note that our focus on developing mid-scale offerings is bearing fruit as Homeinn Plus and Yitel continue to receive very positive market feedback and both are delivering strong results. Further, we are making solid progress with membership expansion and enhancement of our digital capabilities, with both our member count and mobile user levels reaching record highs.”

Mr. Sun continued, “Looking to the balance of the year, while we do expect the external market conditions to stay difficult, we remain a strong believer in China’s travel industry and leisure market, which have demonstrated great resilience despite the economic slowdown in China. With accelerated development of our mid-scale hotels and stringent cost control, we are confident that we will be able to continue weathering a choppy economic environment, further solidifying our leading position in the market, seizing new growth opportunities, and creating value for our shareholders.”

Hotel Development

	Hotels in Operations and Pipeline						Openings	Closures*
	Group	Homeinn	Motel	Fairyland	Yitel	Homeinn Plus	3Q15	3Q15
Total Number of Hotels	2,787	2,273	409	30	56	19	65	28
Leased-and-Operated	917	693	161	22	26	15	12	10
Franchised-and-Managed	1,870	1,580	248	8	30	4	53	18

Contracted or under Construction	235	141	35	2	22	35
Leased-and-Operated	36	6	6	0	7	17
Franchised-and-Managed	199	135	29	2	15	18
Under Due Diligence	134	116	12	0	3	3

* In the third quarter of 2015, seven hotels were closed to convert to our other brands.

Operating Metrics

	Total Hotels			Hotels Opened for at least 18 Months
	3Q2015	2Q2015	3Q2014	3Q2015	3Q2014
Occupancy Rate	86.6%	83.3%	86.7%	87.5%	88.2%
Average Daily Rate (ADR, RMB)	171	163	174	170	174
Revenue per Available Room (RevPAR, RMB)	148	136	151	149	154

For the third quarter of 2015, occupancy rate decreased by 0.1 percentage points while ADR decreased by 1.7%, resulting in a year-over-year decrease of 1.9% in RevPAR. The decrease in RevPAR was mainly due to continued difficult market conditions in the third quarter. Sequentially, RevPAR increased by 9.1% mainly due to seasonality.

As of September 30, 2015, a total of 2,131 hotels had been in operation for at least 18 months. The occupancy rate of these hotels declined year over year from 88.2% to 87.5%, and ADR decreased year over year from RMB 174 to RMB 170, resulting in a decrease in RevPAR by 3.2% from RMB 154 to RMB 149 during the third quarter of 2015.

Homeinns Hotel Group had a total of 47.0 million unique non-corporate members under its frequent guests program as of September 30, 2015.

Financial Results for Third Quarter 2015

Revenues
(RMB/USD in Millions)		Third Quarter 2015		Third Quarter 2014
	RMB	USD	RMB	V%
Leased-and-Operated Hotels	1,573.7	247.6	1,612.0	-2.4%
Franchised-and-Managed Hotels	282.3	44.4	264.4	6.8%
Total Revenues	1,855.9	292.0	1,876.4	-1.1%
Less: Business Taxes	-108.9	-17.1	-111.9	-2.7%
Net Revenues	1,747.0	274.9	1,764.4	-1.0%

Note: “V%” represents year-over-year percentage change in amounts

Revenues from leased-and-operated hotels decreased 2.4% year over year to RMB 1.57 billion (US$247.6 million) for the third quarter of 2015. The year-over-year decrease in revenues from leased-and-operated hotels was mainly due to a decrease in RevPAR.

Revenues from franchised-and-managed hotels increased 6.8% year over year to RMB 282.3 million (US$44.4 million) for the third quarter of 2015. The year-over-year increase in revenues from franchised-and-managed hotels was mainly driven by an increase in the number of hotels and hotel rooms in operation, although partially offset by a decrease in RevPAR.

Total Operating Costs and Expenses / Income from Operations
(RMB/USD in Millions)	Third Quarter 2015
					Adjusted
	GAAP Results				Non-GAAP Results*
	RMB	USD	Vpts		RMB	USD	Vpts
Leased-and-Operated Hotel Costs	1,338.2	210.5	3.0	pts	1,335.5	210.1	3.0	pts
Personnel Costs of Franchised-and-Managed Hotels	82.6	13.0	0.7	pts	79.8	12.6	0.7	pts
Sales and Marketing Expenses	25.6	4.0	-0.3	pts	25.5	4.0	-0.3	pts
General and Administrative Expenses	82.7	13.0	0.1	pts	63.9	10.1	-0.2	pts
Total Operating Costs and Expenses	1,529.1	240.6	3.5	pts	1,504.8	236.8	3.3	pts
Income from Operations	213.8	33.6	-3.6	pts	238.0	37.5	-3.4	pts

*Adjusted Non-GAAP results exclude share-based compensation expenses, integration costs and expenses related to going-private activities.

Note: “Vpts” represents year-over-year change in percentage points of total revenues

Total operating costs and expenses were RMB 1.53 billion (US$240.6 million) for the third quarter of 2015, representing 82.4% of total revenues for the quarter. Total operating costs and expenses excluding any share-based compensation expenses, integration costs and expenses related to going-private activities (non-GAAP) for the third quarter of 2015 were 81.1% of total revenues, compared to 77.8% in the same period a year ago.

•	Total leased-and-operated hotel costs were RMB 1.34 billion (US$210.5 million) for the third quarter of 2015, representing 85.0% of the leased-and-operated hotel revenues for the quarter, compared to 80.4% in the same period a year ago. Total leased-and-operated hotel costs excluding any share-based compensation expenses and integration costs (non-GAAP) were 84.9% of the leased-and-operated hotel revenues in the third quarter of 2015, compared to 80.2% in the same period a year ago.

Pre-opening cost was RMB 14.1 million (US$2.2 million) for the third quarter of 2015, compared to RMB 13.3 million in the third quarter of 2014.

The year-over-year increase in total leased-and-operated hotel costs as a percentage of leased-and-operated hotel revenues for the third quarter of 2015 was mainly due to a decrease in RevPAR which resulted in a lower revenue base per hotel while a significant portion of the hotel costs was fixed.

•	Personnel costs of franchised-and-managed hotels were RMB 82.6 million (US$13.0 million) for the third quarter of 2015, representing 29.3% of the franchised-and-managed hotel revenues for the third quarter of 2015, compared to 26.9% in the same period a year ago. Franchised-and-managed hotels personnel costs excluding share-based compensation expenses (non-GAAP) were 28.3% of franchised-and-managed hotel revenues in the third quarter of 2015, compared to 25.9% in the same period of 2014. The year-over-year increase in personnel costs of franchised-and-managed hotels as a percentage of franchised-and-managed hotel revenues for the third quarter of 2015 was mainly due to a decrease in RevPAR, which resulted in a lower revenue base per hotel.

•	Sales and marketing expenses were RMB 25.6 million (US$4.0 million) for the third quarter of 2015, representing 1.4% of total revenues for the quarter, compared to 1.7% in the same period a year ago. Sales and marketing expenses excluding share-based compensation expenses (non-GAAP) were 1.4% of total revenues for the third quarter of 2015, compared to 1.7% in the same period of 2014. The year-over-year decrease in sales and marketing expenses as a percentage of total revenues for the third quarter of 2015 was mainly due to the timing of certain marketing activities and improved marketing efficiency.

•	General and administrative expenses were RMB 82.7 million (US$13.0 million) for the third quarter of 2015, representing 4.5% of total revenues, compared to 4.3% in the same period a year ago. General and administrative expenses excluding share-based compensation expenses, integration costs and expenses related to going-private activities (non-GAAP) were 3.4% of total revenues for the third quarter of 2015, compared to 3.6% in the same period of 2014. The year-over-year decrease in general and administrative expenses as a percentage of total revenue was driven by continued effective cost control.

Income from Operations was RMB 213.8 million (US$33.6 million) for the third quarter of 2015, compared to income from operations of RMB 284.5 million in the same period a year ago. Income from operations excluding share-based compensation expenses, integration costs and expenses related to going-private activities (non-GAAP) for the third quarter of 2015 was RMB 238.0 million (US$37.5 million), or 12.8% of total revenues, compared to RMB 304.3 million, or 16.2% of total revenues, in the same period of 2014. The year-over-year decrease in income from operations margin for the quarter was mainly due to lower revenue base per hotel.

EBITDA (non-GAAP)
(RMB/USD in Millions)		Third Quarter 2015				Third Quarter 2014
	RMB	USD	%Rev	V%	RMB	USD	%Rev
EBITDA (Non-GAAP)	429.0	67.5	23.1%	-20.4%	538.8	84.8	28.7%
Foreign Exchange Loss, Net	35.0	5.5	1.9%		0.8	0.1	0.0%
Share-Based Compensation	17.9	2.8	1.0%		18.1	2.8	1.0%
Expenses Related to Going-Private Activities	4.8	0.8	0.3%		-	-	-
Integration Costs	1.6	0.3	0.1%		1.7	0.3	0.1%
Gain on Waived Liability Related with Motel Acquisition	-	-	-		-11.9	-1.9	-0.6%
Gain on Buy-Back of Convertible Notes	-	-	-		-0.7	-0.1	0.0%
Loss/(Gain) on Change in Fair Value of Convertible Notes	0.6	0.1	0.0%		-29.3	-4.6	-1.6%
Adjusted EBITDA (Non-GAAP)	488.9	76.9	26.3%	-5.5%	517.6	81.4	27.6%
Note:	“%Rev” represents amount as a percentage of total revenues
“V%” represents year-over-year percentage change in amounts

Net Income Attributable to Ordinary Shareholders
(RMB/USD in Millions)		Third Quarter 2015				Third Quarter 2014
	RMB	USD	%Rev	V%	RMB	USD	%Rev
Net Income Attributable to Ordinary Shareholders (GAAP)	145.6	22.9	7.8%	-40.7%	245.5	38.6	13.1%
Foreign Exchange Loss, Net	35.0	5.5	1.9%		0.8	0.1	0.0%
Share-Based Compensation	17.9	2.8	1.0%		18.1	2.8	1.0%
Expenses Related to Going-Private Activities	4.8	0.8	0.3%		-	-	-
Integration Costs	1.6	0.3	0.1%		1.7	0.3	0.1%
Gain on Waived Liability Related with Motel Acquisition	-	-	-		-11.9	-1.9	-0.6%
Gain on Buy-Back of Convertible Notes	-	-	-		-0.7	-0.1	0.0%
Loss/(Gain) on Change in Fair Value of Convertible Notes	0.6	0.1	0.0%		-29.3	-4.6	-1.6%
Adjusted net income attributable to ordinary shareholders (Non-GAAP)	205.5	32.3	11.1%	-8.4%	224.3	35.3	12.0%
Note:	“%Rev” represents amount as a percentage of total revenues
“V%” represents year-over-year percentage change in amounts

Adjusted Net Income Attributable to Ordinary Shareholders (Non–GAAP) decreased year over year by 8.4% to RMB 205.5 million (US$32.3 million) for the third quarter of 2015, representing 11.1% of total revenues compared to 12.0% in the same period a year ago. The year-over-year decrease in adjusted net margin (non-GAAP)1 was mainly due to a decrease in adjusted income from operations margin (non-GAAP)2, while partially offset by higher interest income and lower interest expense.

Basic and Diluted Earnings Per Share / Earnings Per ADS

	Third Quarter 2015
	Ordinary Share		ADS Share
	RMB	USD	RMB	USD
Basic	1.51	0.24	3.02	0.48
Diluted	1.51	0.24	3.02	0.48

Adjusted Basic (Non-GAAP)	2.13	0.34	4.26	0.67
Adjusted Diluted (Non-GAAP)	2.05	0.32	4.10	0.65

Cash Flow

Net operating cash inflow for the third quarter of 2015 was RMB 549.7 million (US$86.5 million), compared to RMB 476.4 million in the same period of 2014, due to better working capital management. Capitalized expenditures for the third quarter of 2015 were RMB 125.5 million (US$19.8 million), while related cash paid for capital expenditures during the quarter was RMB 129.2 million (US$20.3 million).

Balance Sheet

As of September 30, 2015, Homeinns Hotel Group had cash and cash equivalents of RMB 1,312.3 million (US$206.5 million). The outstanding balance of convertible notes issued in December 2010 (measured at fair value) was RMB 997.2 million (US$156.9 million).

Outlook for Fourth Quarter 2015

Homeinns Hotel Group remains committed to its target of opening no fewer than 400 new hotels in the course of 2015, with approximately 25% as mid-scale hotels.

1“Adjusted net margin rate (non-GAAP)” is defined as adjusted net income (non-GAAP) as a percentage of total revenues.

2 “Adjusted income from operations margin rate (non-GAAP)” is defined as income from operations excluding share-based compensation expenses, integration costs and expenses related to going-private activities (non-GAAP) as a percentage of total revenues.

The company expects the total revenues in the fourth quarter of 2015 to be in the range of RMB 1,635 million and RMB 1,655 million.

This forecast reflects the Company’s current and preliminary views, and remains subject to change.

This announcement contains translations of certain RMB amounts into U.S. dollars solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB 6.3556 to US$1.00, the noon buying rate for September 30, 2015 set forth in the H.10 statistical release of the Federal Reserve Board.

Conference Call Information

Management will hold an earnings conference call at 8 PM U.S. Eastern Time on Monday, November 9, 2015 (9 AM Beijing/Hong Kong Time on Tuesday, November 10, 2015).

Dial-in details for the earnings conference call are as follows:

U.S.:	1855 298 3404 or +1 631 5142 526
China mainland:	4001 200 539
Hong Kong:	800 905 927 or +852 5808 3202
U.K.:	0800 015 9725 or +44 (0) 20 3078 7622
Australia:	1800 801 825 or +61 2 8524 5042
Taiwan:	0080 161 5189 or +886 2 7708 3282
International:	+852 5808 3202

Passcode for all regions:	Homeinns

A replay of the conference call may be accessed by phone at the following numbers until the end of November 16, 2015 U.S. Eastern Time.

U.S.:	1866 846 0868
China mainland:	4001 842 240
Hong Kong:	800 966 697
U.K.:	0800 169 7301
Australia:	+61 2 9641 7900
International:	1800 008 585

Replay Passcode:	7551909

Live and archived webcasts of this conference call will be available at http://english.homeinns.com.

About Homeinns Hotel Group

Homeinns Hotel Group is a leading economy hotel chain in China based on number of hotels and hotel rooms as well as geographic coverage of the hotel chain. Since the Company commenced operations in 2002, it has built Homeinn as one of the best-known economy hotel brands in China. In October of 2011, the Company acquired Motel 168, another well-known hotel chain in China, as its second economy hotel brand. Homeinns Hotel Group aims to offer a consistent product and high-quality services to primarily serve the fast growing population of value-conscious individual business and leisure travelers who demand clean, comfortable and convenient lodging. Homeinns Hotel Group's ADSs, each of which represents two ordinary shares, are currently trading on the NASDAQ Global Select Market under the symbol "HMIN." For more information about Homeinns Hotel Group, please visit http://english.homeinns.com.

Safe Harbor

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Any statements in this press release that are not historical facts are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include our anticipated growth strategies; our future results of operations and financial condition; the economic conditions of China; the regulatory environment in China; our ability to attract customers and leverage our brands; trends and competition in the lodging industry; the expected growth of the lodging market in China; and other factors and risks detailed in our filings with the Securities and Exchange Commission. This press release also contains statements or projections that are based upon information available to the public, as well as other information from sources which management believes to be reliable, but it is not guaranteed by us to be accurate, nor does it purport to be complete. We undertake no obligation to update or revise to the public any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.

Non-GAAP Financial Measures

To supplement Homeinns Hotel Group’s unaudited consolidated financial results presented in accordance with U.S. GAAP, Homeinns Hotel Group uses the following non-GAAP measures:

(a)	total operating costs and expenses excluding share-based compensation expenses and acquisition and integration costs and expenses related to going-private activities

(b)	total leased-and-operated hotel costs excluding share-based compensation expenses and integration costs

(c)	personnel costs of franchised-and-managed hotels excluding share-based compensation expenses

(d)	sales and marketing expenses excluding share-based compensation expenses

(e)	general and administrative expenses excluding share-based compensation expenses and acquisition and integration costs and expenses related to going-private activities

(f)	income from operations excluding share-based compensation expenses and acquisition and integration costs and expenses related to going-private activities

(g)	adjusted net income attributable to shareholders excluding any share-based compensation expenses, foreign exchange gain or loss, acquisition and integration cost, upfront fee amortization of term loan, gain or loss from fair value change of convertible notes and interest swap derivatives and other non-operating expenses and expenses related to going-private activities

(h)	adjusted basic and diluted earnings per ADS and per share excluding foreign exchange gain or loss, share-based compensation expenses, gain on buy-back of convertible bonds, issuance costs for convertible notes, gain or loss from fair value change of convertible notes, acquisition and integration cost, non-operating expenses and upfront fee amortization of term loan, and expenses related to going-private activities

(i)	adjusted EBITDA excluding foreign exchange gain or loss, share-based compensation expenses, gain on buy-back of convertible bonds, issuance costs for convertible notes, gain or loss from fair value change of convertible notes, acquisition and integration costs, non-operating expenses and upfront fee amortization of term loan and expenses related to going-private activities

The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this press release.

Homeinns Hotel Group believes that, used in conjunction with GAAP financial measures, these non-GAAP financial measures provide meaningful supplemental information regarding the Company’s performance, and both management and investors benefit from referring to these non-GAAP financial measures in assessing the Company’s performance and when planning and forecasting future periods. Management believes that EBITDA, defined as earnings before interest, income tax expense, depreciation and amortization, is a useful financial metric to assess Homeinns Hotel Group’s operating and financial performance before the impact of investing and financing transactions and income taxes. In addition, management believes that EBITDA is widely used by other companies in the lodging industry and may be used as an analysis tool by both management and investors to measure and compare Homeinns Hotel Group’s operational and financial performance with industry peers.

One of the limitations of using non-GAAP income from operations, EBITDA, adjusted EBITDA and non-GAAP net income attributable to shareholders is that they do not include all items that impact Homeinns Hotel Group’s net income (loss) for the period. These non-GAAP measures exclude share-based compensation expenses, foreign exchange gain or loss and gain or loss from fair value change of convertible notes, which have been and will continue to be a significant recurring expense in Homeinns Hotel Group’s business. In addition, Homeinns Hotel Group’s EBITDA and adjusted EBITDA may not be comparable to EBITDA or similarly titled measures utilized by other companies since such other companies may not calculate EBITDA in the same manner as Homeinns Hotel Group does. Management compensates for this and other limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. Homeinns Hotel Group computes the non-GAAP financial measures using the same consistent method from quarter to quarter. Reconciliations of GAAP and non-GAAP results are included at the end of this press release. The non-GAAP adjustment items do not include the tax impact.

The presentation of EBITDA and adjusted EBITDA should not be construed as an indication that Homeinns Hotel Group’s future results will be unaffected by other charges and gains Homeinns Hotel Group considers to be outside the ordinary course of its business.

Homeinns Hotel Group completed its acquisition of 100% equity interest in Motel 168, or Motel, and took control of Motel effective on October 1, 2011. Homeinns Hotel Group had consolidated Motel’s operating and financial results since October 1, 2011. By the third quarter of 2013, Homeinns Hotel Group had substantially completed Motel’s integration and ceased to present separate operating metrics and revenues for Motel.

For investor and media inquiries, please contact:

Mingjia Ding

Homeinns Hotel Group

Tel: +86-21-3337-3333*3870

Email: mjding@homeinns.com

Cara O’Brien

FTI Consulting

Tel: +852-3768-4537

Email: cara.obrien@fticonsulting.com

Homeinns Hotel Group

Unaudited Condensed Consolidated Balance Sheet

	December 31, 2014	September 30, 2015
	RMB '000	RMB '000	US$ '000

ASSETS
Current assets:
Cash and cash equivalents	949,690	1,312,278	206,476
Restricted cash	12,726	9,663	1,520
Accounts receivable, net	95,501	135,429	21,309
Receivables from related parties	3,476	4,030	634
Consumables	44,446	32,868	5,172
Prepayments and other current assets	171,703	196,327	30,890
Deferred tax assets	129,685	128,630	20,239

Total current assets	1,407,227	1,819,225	286,240

Investment	11,709	14,778	2,325
Property and equipment, net	4,000,041	3,797,253	597,466
Goodwill	2,323,241	2,323,241	365,542
Intangible assets, net	1,126,636	1,089,135	171,366
Other assets	90,995	107,658	16,939
Non-current deferred tax assets	434,847	466,591	73,414

Total assets	9,394,696	9,617,881	1,513,292

LIABILITIES
Current liabilities:
Accounts payable	86,949	103,909	16,349
Payables to related parties	4,166	18,128	2,852
Financial liability, current portion[2]	1,029,577	997,229	156,906
Salaries and welfare payable	228,127	235,480	37,051
Income tax payable	117,830	86,131	13,552
Other taxes payable	34,074	41,020	6,454
Deferred revenues	225,417	240,357	37,818
Other unpaid and accruals	255,460	269,111	42,342
Other payables	742,853	776,592	122,192
Deferred tax liability	60,764	55,711	8,766

Total current liabilities	2,785,217	2,823,668	444,282

Deferred rental	705,284	686,435	108,005
Deferred revenues	51,289	49,931	7,856
Deposits due to franchisees	144,892	152,423	23,982
Other long term payables	13,018	8,653	1,361
Unfavorable lease liabilities	331,282	304,028	47,836
Deferred tax liabilities	292,575	278,057	43,750

Total liabilities	4,323,557	4,303,195	677,072

Commitments and contingencies

Shareholders’ equity
Ordinary shares (US$0.005 par value; 200,000,000 shares authorized, 95,703,960 and 96,358,650 shares issued and outstanding as of December 31, 2014 and September 30, 2015, respectively)	3,698	3,719	585

Additional paid-in capital	3,191,076	3,259,755	512,895
Statutory reserves	256,013	256,013	40,281

Retained earnings	1,604,246	1,784,336	280,750

Less: Treasury stock (0 and 37,696 shares as of December 31, 2014 and September 30 2015, respectively)	-	(2,759)	(434)

Total Home Inns shareholders' equity	5,055,033	5,301,064	834,077

Noncontrolling interests	16,106	13,622	2,143

Total shareholders’ equity	5,071,139	5,314,686	836,220

Total liabilities and shareholders’ equity	9,394,696	9,617,881	1,513,292

Note 1: The conversion of Renminbi ("RMB") into United States dollars ("US$") is based on rate of US$1.00=RMB6.3556 on September 30, 2015, representing the certificated exchange rate published by the Federal Reserve Board.

Note 2: Financial liabilities represent convertible notes  measured at fair value.

Homeinns Hotel Group

Unaudited Condensed Consolidated Statement of Operations

	Quarter Ended
	September 30, 2014	June 30, 2015	September 30, 2015
	RMB '000	RMB '000	RMB '000	US$ '000

Revenues:
Leased-and-operated hotels	1,612,027	1,410,555	1,573,685	247,606
Franchised-and-managed hotels	264,358	256,728	282,257	44,411

Total revenues	1,876,385	1,667,283	1,855,942	292,017
Less: Business tax and related surcharges	(111,943)	(98,390)	(108,934)	(17,140)

Net revenues	1,764,442	1,568,893	1,747,008	274,877

Operating costs and expenses:
Leased-and-operated hotel costs –
Rents and utilities	(539,156)	(522,581)	(554,722)	(87,281)
Personnel costs	(279,158)	(274,804)	(293,685)	(46,209)
Depreciation and amortization	(188,102)	(194,646)	(200,365)	(31,526)
Consumables, food and beverage	(108,793)	(97,175)	(120,355)	(18,937)
Others	(180,919)	(167,466)	(169,037)	(26,597)

Total leased-and-operated hotel costs	(1,296,128)	(1,256,672)	(1,338,164)	(210,550)

Personnel costs of Franchised-and-managed hotels	(71,131)	(65,966)	(82,570)	(12,992)
Sales and marketing expenses	(31,375)	(25,863)	(25,626)	(4,032)
General and administrative expenses	(81,457)	(82,735)	(82,733)	(13,017)

Total operating costs and expenses	(1,480,091)	(1,431,236)	(1,529,093)	(240,591)

Other income/(loss)	139	(9,826)	(4,165)	(655)

Income/(loss) from operations	284,490	127,831	213,750	33,631

Interest income	2,864	4,055	6,610	1,040
Interest expenses	(11,040)	(5,456)	(5,303)	(834)

Loss from equity investment	(10)	(920)	(163)	(26)
Gain/(loss) on change in fair value of convertible notes	29,304	(17,016)	(570)	(90)
Gain/(loss) on buy-back of convertible notes	650	(1,591)	-	-
Non-operating income	27,073	10,575	44,146	6,946
Foreign exchange (loss)/gain, net	(841)	3,914	(35,012)	(5,509)

Income before income tax expenses and noncontrolling interests	332,490	121,392	223,458	35,158

Income tax expense	(84,384)	(48,802)	(74,270)	(11,686)

Net income	248,106	72,590	149,188	23,472

Less: Net income attributable to noncontrolling interests	(2,594)	(528)	(3,590)	(565)

Net income attributable to ordinary shareholders	245,512	72,062	145,598	22,907

Earnings per share
— Basic	2.57	0.75	1.51	0.24

— Diluted	2.15	0.75	1.51	0.24

Weighted average ordinary shares outstanding
— Basic	95,556	96,215	96,347	96,347

— Diluted	103,025	96,215	96,347	96,347

Share-based compensation expense was included in the statement of operations as follows:
Leased-and-operated hotel costs – Personnel costs	1,525	1,511	1,349	212
Personnel costs of Franchised-and-managed hotels	2,679	3,057	2,727	429
Sales and marketing expenses	246	151	129	20
General and administrative expenses	13,663	11,877	13,684	2,153

Note 1: The conversion of Renminbi ("RMB") into United States dollars ("US$") is based on rate of US$1.00=RMB6.3556 on September 30, 2015, representing the certificated exchange rate published by the Federal Reserve Board.

Homeinns Hotel Group

Reconciliation of GAAP and Non-GAAP Results

	Quarter Ended September 30, 2015
	GAAP Result	%of Total Revenue	Share-based Compensation	Expenses related to going private activities	Integration cost	%of Total Revenue	Non-GAAP Result	%of Total Revenue
	RMB '000		RMB '000	RMB '000	RMB '000		RMB '000
	(unaudited)		(unaudited)	(unaudited)	(unaudited)		(unaudited)

Leased-and-operated hotel costs	(1,338,164)	72.1%	1,349	-	1,295	0.1%	(1,335,520)	72.0%
Personnel costs of Franchised-and-managed hotels	(82,570)	4.4%	2,727	-	-	0.1%	(79,843)	4.3%
Sales and marketing expenses	(25,626)	1.4%	129	-	-	0.0%	(25,497)	1.4%
General and administrative expenses	(82,733)	4.5%	13,684	4,797	317	1.0%	(63,935)	3.4%

Total operating costs and expenses	(1,529,093)	82.4%	17,889	-	1,612	1.3%	(1,504,795)	81.1%

Income from operations	213,750	11.5%	17,889	-	1,612	1.3%	238,048	12.8%

	Quarter Ended September 30, 2015
	GAAP Result	%of Total Revenue	Share-based Compensation	Expenses related to going private activities	Integration cost	%of Total Revenue	Non-GAAP Result	%of Total Revenue
	US$ '000		US$ '000	US$ '000	US$ '000		US$ '000
	(unaudited)		(unaudited)	(unaudited)	(unaudited)		(unaudited)

Leased-and-operated hotel costs	(210,550)	72.1%	212	-	204	0.1%	(210,134)	72.0%
Personnel costs of Franchised-and-managed hotels	(12,992)	4.4%	429	-	-	0.1%	(12,563)	4.3%
Sales and marketing expenses	(4,032)	1.4%	20	-	-	0.0%	(4,012)	1.4%
General and administrative expenses	(13,017)	4.5%	2,153	755	50	1.0%	(10,059)	3.4%

Total operating costs and expenses	(240,591)	82.4%	2,814	-	254	1.3%	(236,768)	81.1%

Income from operations	33,631	11.5%	2,814	-	254	1.3%	37,454	12.8%

	Quarter Ended June 30, 2015
	GAAP Result	%of Total Revenue	Share-based Compensation	Expenses related to going private activities	Integration cost	%of Total Revenue	Non-GAAP Result	%of Total Revenue
	RMB '000		RMB '000	RMB '000	RMB '000		RMB '000
	(unaudited)		(unaudited)	(unaudited)	(unaudited)		(unaudited)

Leased-and-operated hotel costs	(1,256,672)	75.4%	1,511	-	1,322	0.2%	(1,253,839)	75.2%
Personnel costs of Franchised-and-managed hotels	(65,966)	4.0%	3,057	-	-	0.2%	(62,909)	3.8%
Sales and marketing expenses	(25,863)	1.6%	151	-	-	0.0%	(25,712)	1.5%
General and administrative expenses	(82,735)	5.0%	11,877	-	317	0.7%	(70,541)	4.2%

Total operating costs and expenses	(1,431,236)	85.8%	16,596	-	1,639	1.1%	(1,413,001)	84.7%

Income from operations	127,831	7.7%	16,596	-	1,639	1.1%	146,066	8.8%

	Quarter Ended September, 2014
	GAAP Result	%of Total Revenue	Share-based Compensation	Expenses related to going private activities	Integration cost	%of Total Revenue	Non-GAAP Result	%of Total Revenue
	RMB '000		RMB '000	RMB '000	RMB '000		RMB '000
	(unaudited)		(unaudited)	(unaudited)	(unaudited)		(unaudited)

Leased-and-operated hotel costs	(1,296,128)	69.1%	1,525	-	1,427	0.2%	(1,293,176)	68.9%
Personnel costs of Franchised-and-managed hotels	(71,131)	3.8%	2,679	-	-	0.1%	(68,452)	3.6%
Sales and marketing expenses	(31,375)	1.7%	246	-	-	0.0%	(31,129)	1.7%
General and administrative expenses	(81,457)	4.3%	13,663	-	317	0.7%	(67,477)	3.6%

Total operating costs and expenses	(1,480,091)	78.9%	18,113	-	1,744	1.1%	(1,460,234)	77.8%

Income from operations	284,490	15.2%	18,113	-	1,744	1.1%	304,347	16.2%

Note 1: The conversion of Renminbi ("RMB") into United States dollars ("US$") is based on rate of US$1.00=RMB6.3556 on September 30, 2015, representing the certificated exchange rate published by the Federal Reserve Board.

Homeinns Hotel Group
Reconciliation of GAAP and Non-GAAP Results (continued)

	Quarter Ended
	September 30, 2014	June 30, 2015	September, 2015
	RMB '000	RMB '000	RMB '000	US$ '000
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Net income attributable to ordinary shareholders (GAAP)	245,512	72,062	145,598	22,907
Foreign exchange loss/(gain), net	841	(3,914)	35,012	5,509
Share-based compensation	18,113	16,596	17,889	2,814
Expenses related to going private activities	-	-	4,797	755
Integration cost	1,744	1,639	1,612	254
(Gain)/loss on buy-back of convertible notes	(650)	1,591	-	-
Gain on waived liability related with Motel acquisition	(11,919)	-	-	-
(Gain)/loss on change in fair value of convertible notes	(29,304)	17,016	570	90

Adjusted net income attributable to ordinary shareholders (Non-GAAP)	224,337	104,990	205,478	32,329

	Quarter Ended
	September 30, 2014	June 30, 2015	September, 2015
	RMB '000	RMB '000	RMB '000	US$ '000
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Earnings per share (GAAP)
— Basic	2.57	0.75	1.51	0.24

— Diluted	2.15	0.75	1.51	0.24

Weighted average ordinary shares outstanding
— Basic	95,556	96,215	96,347	96,347

— Diluted	103,025	96,215	96,347	96,347
Adjusted earnings per share (Non-GAAP)
— Basic	2.35	1.09	2.13	0.34

— Diluted	2.23	1.07	2.05	0.32

Weighted average ordinary shares outstanding
— Basic	95,556	96,215	96,347	96,347

— Diluted	103,025	102,917	102,702	102,702

Note 1: The conversion of Renminbi ("RMB") into United States dollars ("US$") is based on rate of US$1.00=RMB6.3556 on September 30, 2015, representing the certificated exchange rate published by the Federal Reserve Board.

Note 2: The non-GAAP adjustment items do not include the tax impact.

Homeinns Hotel Group

Reconciliation of GAAP and Non-GAAP Results (continued)

	Quarter Ended
	September 30, 2014	June 30, 2015	September 30, 2015
	RMB '000	RMB '000	RMB '000	US$ '000
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Net income	248,106	72,590	149,188	23,472
Interest income	(2,864)	(4,055)	(6,610)	(1,040)
Interest expenses	11,040	5,456	5,303	834
Income tax expense	84,384	48,802	74,270	11,686
Depreciation and amortization	198,086	200,383	206,823	32,542

EBITDA (Non-GAAP)	538,752	323,176	428,974	67,494

Foreign exchange loss/(gain), net	841	(3,914)	35,012	5,509
Share-based compensation	18,113	16,596	17,889	2,814
Expenses related to going private activities	-	-	4,797	755
Integration cost	1,744	1,639	1,612	254
Gain on waived liability related with Motel acquisition	(11,919)	-	-	-
(Gain)/loss on buy-back of convertible notes	(650)	1,591	-	-
(Gain)/loss on change in fair value of convertible notes	(29,304)	17,016	570	90

Adjusted EBITDA (Non-GAAP)	517,577	356,104	488,854	76,916

% of total revenue	27.6%	21.4%	26.3%	26.3%

Note 1: The "Depreciation and amortization expense" includes the depreciation and amortization expenses of the Group.

The depreciation and amortization expenses of all leased-and-operated hotels are included in "Operating costs and expenses".

The depreciation and amortization expenses of administrative long-term assets are included in "General and administrative expenses".

Home Inns & Hotels Management Inc.

Operating Data

	As of and for the quarter ended
	September 30, 2014	June 30, 2015	September 30, 2015
	Group	Group	Group
Total Hotels in operation:	2,496	2,750	2,787
Leased-and-operated hotels	910	915	917
Franchised-and-managed hotels	1,586	1,835	1,870

Total rooms	286,012	309,414	311,608

Occupancy rate (as a percentage)	86.7%	83.3%	86.6%

Average daily rate (in RMB)	174	163	171

RevPAR (in RMB)	151	136	148

Like-for-like performance for hotels opened for at least 18 months at the end of the period

	As of and for the quarter ended
	September 30, 2014	September 30, 2015
	Group	Group
Total Hotels in operation:	2,131	2,131
Leased-and-operated hotels	866	866
Franchised-and-managed hotels	1,265	1,265

Total rooms	243,858	243,858

Occupancy rate (as a percentage)	88.2%	87.5%

Average daily rate (in RMB)	174	170

RevPAR (in RMB)	154	149

“Occupancy rate” refers to the total number of occupied rooms divided by the total number of available rooms in a given period.

“Average daily rate” refers to total hotel room revenues divided by the total number of occupied rooms in a given period.

“RevPAR” represents revenue per available room, which is calculated by dividing total hotel room revenues by the total number of available rooms in a given period, or by multiplying average daily rates and occupancy rates in a given period.